NAMTAI LOGO  [GRAPHIC OMITTED]                       FOURTH QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                    E-MAIL:  shareholder@namtai.com
TEL:  (604) 669-7800  FAX:  (604) 669-7816                  WEB:  www.namtai.com
TOLL FREE TEL/FAX:  1-800-661-8831




                            NAM TAI ELECTRONICS, INC.
                  Q4 2005 Sales up 62%, Operating Income up 41%
                            Dividend $1.52 per share

VANCOUVER, CANADA -- February 13, 2006 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) is pleased to announce its unaudited results for the fourth quarter ended December 31, 2005.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

-----------------------------------------------------------------------------------------------------------------------------
                                                   Quarterly Results                        Twelve Months Results
-----------------------------------------------------------------------------------------------------------------------------
                                          4Q 2005        4Q 2004        YoY(%)         2005           2004         YoY(%)
-----------------------------------------------------------------------------------------------------------------------------
Net Sales                                  247,178       152,776         61.8         797,237        533,861         49.3
-----------------------------------------------------------------------------------------------------------------------------
Gross Profit                                25,343        19,386         30.7          92,923         76,476         21.5
-----------------------------------------------------------------------------------------------------------------------------
                           % of sales        10.3%         12.7%                        11.7%          14.3%
-----------------------------------------------------------------------------------------------------------------------------
Operating Income                            14,532        10,280         41.4          52,656         43,378         21.4
-----------------------------------------------------------------------------------------------------------------------------
                          % of sales          5.9%          6.7%                         6.6%           8.1%
-----------------------------------------------------------------------------------------------------------------------------
                 per share (diluted)         $0.33         $0.24         37.5           $1.22          $1.02         19.6
-----------------------------------------------------------------------------------------------------------------------------
Net Income(a)(b)                            12,700      (42,465)                       51,306         66,885
-----------------------------------------------------------------------------------------------------------------------------
                          % of sales          5.1%       (27.8%)                         6.4%          12.5%
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                     $0.29       ($1.00)                        $1.19           1.57
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                   $0.29           N/A                        $1.19           1.57
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of
shares ('000)
     Basic                                  43,376        42,665                       42,945         42,496
     Diluted                                43,532        42,733                       43,169         42,548
-----------------------------------------------------------------------------------------------------------------------------

Note:
(a) Included in net income in the fourth quarter of 2005 is a $2.3 million realized loss on disposal of the Group's remaining interest in marketable securities - TCL Communication Technology Holdings Limited

 (b) Reconciliation of GAAP and non-GAAP net income for the fourth quarter of
     ------------------------------------------------------------------------
     2005:
     ----
                                                 (USD Million) (EPS Diluted USD)
     GAAP-based Net Income                               12.7              0.29
     Add back:
     - realized loss on disposal of marketable            2.3              0.05
       securities - TCL Communication
       Technology Holdings Limited
       ("TCL Communication")
                                                  ------------------------------
     Non-GAAP Net Income (see page 6)                    15.0              0.34
                                                  ------------------------------

After adjusting for the above item, the Company's non-GAAP diluted earnings per share for the fourth quarter of 2005 would have been $0.34.

Our business growth strategies are to gain market share in the fast growing and high-tech key component sub-assemblies of telecommunication products and to achieve earnings growth. Our gross profit margin for the fourth quarter of 2005 was 10.3% as compared to 12.7% for the fourth quarter in 2004, which was within our expectations. Our gross profit increased by 30.7% from $19.4 million in the fourth quarter of 2004 to $25.3 million in the fourth quarter of 2005. By the same token, the operating income margin for the fourth quarter of 2005 was 5.9% as compared to 6.7% for the fourth quarter of 2004. The operating income increased by 41% from $10.3 million in the fourth quarter of 2004 to $14.5 million in the fourth quarter of 2005. The $40.4 million of record-high net cash provided by operating activities in the fourth quarter of 2005 offers the Company a cash rich platform to augment its continued development and to support its high dividend payout policy.

The fourth quarter of 2005 is our fifth consecutive record sales quarter. Net sales of $247 million in the fourth quarter exceeded the upper end of our sales guidance of $200 million announced in the third quarter of 2005, an increase of 62% as compared to the same period in 2004. Our strong sales growth was still mainly driven by the continued growth of our key component sub-assemblies business. The diluted operating income per share increased by 37.5% to $0.33 per share, which exceeded the fourth quarter upper guidance of $0.28. The non-GAAP diluted earnings per share increased to $0.34 per share as compared to the GAAP based diluted earnings per share of $0.29, which also exceeded the Company's expectations.

"Intense market competition, persistently high oil prices and currency fluctuation undoubtedly posed challenges to the EMS industry. As a result, the performance of one of our subsidiaries was also adversely affected. Despite these factors, Nam Tai was still able to deliver another strong quarter both in sales and profitability in the fourth quarter of 2005 to complete an excellent year in 2005. Such a remarkable performance was attributable to the continued success of the Company's strategy of focusing on the fast growing and high-tech key component sub-assemblies of telecommunication products. In the fourth quarter of 2005, we are very pleased to see that sales of key component sub-assemblies significantly increased by 96% as compared with the same period in 2004," said Mr. M.K. Koo, Chairman of Nam Tai.

"With our proven strategy, we have been able to continuously gain market share and increase our profitability. In 2005, we achieved our seventh consecutive year of sales growth with record sales of $797 million, an increase of 49.3% as compared to 2004 and exceeded our guidance of 30% to 35% sales growth in 2005. This was also our fourth consecutive year of increasing operating income. Operating income for 2005 was $52.6 million, an increase of 21.4% over the prior year. 2005 was another fruitful year for Nam Tai, which progressed along its expansion roadmap and laid down the foundation for its future success," continued Mr. Koo.

Company Outlook
---------------

Nam Tai will build upon its business momentum in 2005 to further the Company's growth in 2006 and beyond. The growth will be continuously driven by the key component sub-assemblies business. The Company is confident of maintaining its long-term target growth rate for sales of over 25% per annum for the coming years.


"Going forward, competition in the EMS industry will remain fierce. The Company will continue its strategy of focusing on the fast growing and high-tech key component sub-assemblies business, and hence achieving its earnings growth in cash. With its main focus of delivering encouraging growth in both top and bottom line results, the Company strongly believes that it will pave the way for another new phase of corporate growth for Nam Tai and generate even better long-term returns for its shareholders. Looking forward, the management team has full confidence of continuous growth in business and profitability," continued Mr. Koo.


"Regarding the acquisition of approximately 1.3 million square feet of land in the PRC for the Company's future expansion, the transaction is progressing smoothly and is close to finalization. With the new piece of land for expansion and our strong cash position, we are well equipped for sustainable growth in the next five to seven year" concluded Mr. Koo.


Nam Tai's sales are seasonally lower in the first quarter. However, encouraged by the Company's successful results in the fourth quarter of 2005, the Company is pleased to provide its projection for the first quarter of 2006 based on current market conditions and its order situation as follows:

(In millions of US Dollars, except for earnings per share)

---------------------------------------------------------------------------------------------------
                                                               1Q 2006       1Q 2005     4Q 2005
                                                             (Estimated)    (Actual)    (Actual)
---------------------------------------------------------------------------------------------------
Sales                                                                >$200        $157        $247
---------------------------------------------------------------------------------------------------
Gross Profit Margin                                                  >9.0%       11.7%       10.3%
---------------------------------------------------------------------------------------------------
Operating Income per Share (diluted) (a)(b)                         >$0.23       $0.23       $0.33
---------------------------------------------------------------------------------------------------
Non-GAAP Earnings per Share (diluted) (a)(b)(c)                     >$0.22       $0.18       $0.34
---------------------------------------------------------------------------------------------------

Note:
(a) The operating income per share and non-GAAP earnings per share estimate and comparative figures for prior periods may exclude certain income and expenses to better assess operating performance (see page 6).
(b) The diluted operating income per share and non-GAAP diluted earnings per share will be affected by any future changes in total number of outstanding shares and options.
(c) The non-GAAP earnings per share estimate is calculated with a current minority interest of approximately 30.5% in NTEEP and approximately 28.4% in JIC. Minority interest may fluctuate within and between quarters.

Dividend Increase in 2006
-------------------------

The Company is pleased to announce its thirteenth consecutive annual increase in dividends. Taking into account our historically high cash position, the Board of Directors has decided to pay a special dividend to celebrate Nam Tai's thirtieth founding anniversary and its fifth consecutive quarter of record-breaking sales. Based on the dividend formula announced in 2005 and the special dividend just announced, the dividend payable in 2006 will be $1.52 per share, which consists of:

1.   Two-thirds of operating income for 2005                         $0.80
2.   One-third of other income for
     -  2005                                          $0.00
     -  2004                                           0.64           0.64
                                                       ----
3.   Special dividend                                                 0.08
                                                             --------------
Total                                                                $1.52
                                                             ==============

This represents an increase of 15% over the 2005 dividend of $1.32 per share. The increase in dividend is a reward for the loyalty and support of the shareholders on the Company, which will not affect the continuous growth of the Company.

The dividend of $1.52 per share will be paid in equal amounts of $0.38 per share in approximately 21 days after the end of each quarter of 2006.

Update on investments of the Company
------------------------------------

The Company did not make any direct or indirect investments during 2005. After the disposal of its entire stake in Alpha Star Investments Limited ("Alpha Star") in the third quarter of 2005 and TCL Communication in the fourth quarter of 2005, respectively, the Company currently only has an indirect investment in TCL Corp. through one of its subsidiaries. The estimated fair value of the investment in TCL Corp. in the books of the Company as at December 31, 2005 was $13.3 million (before minority interest).

The Company disposed of its entire stake in Alpha Star with total sales proceeds of $6.5 million resulting in an accumulated net realized loss of $3.5 million (represented by $0.4 million profit in 2003, $6.9 million loss in 2004 and $3.0 million net gain in 2005) since the Company first made the investment for the cost of $10.0 million in 2003. The Company also disposed of its entire stake in TCL Communication for total sales proceeds of approximately of $11.0 million which resulted in a net realized loss of $68.5 million (including $58.3 million impairment loss during the fourth quarter of 2004 and $10.2 million realized loss and impairment loss during 2005) as compared to the cost of investment of $79.5 million. The loss on the disposal of our investment in TCL Communication did not have material impact to our cash position.

Sarbanes-Oxley Act
------------------

The Company is working towards full compliance with the relevant sections of the Sarbane-Oxley Act in accordance with the timetable set out by the relevant regulations..

Supplementary Information (Unaudited) for the Fourth Quarter of 2005

1.   Quarterly Net Sales Breakdown
     (In Thousands of US Dollars)

     -----------------------------------------------------------------------------------------------------------------------
     Quarter                       2005                2004                   YoY(%)                      YoY(%)
                                                                           (Quarterly)           (Quarterly accumulated)
     -----------------------------------------------------------------------------------------------------------------------
     1st Quarter                      156,923              95,435                       64.4                         64.4
     -----------------------------------------------------------------------------------------------------------------------
     2nd Quarter                      185,277             147,664                       25.5                         40.8
     -----------------------------------------------------------------------------------------------------------------------
     3rd Quarter                      207,859             137,986                       50.6                         44.3
     -----------------------------------------------------------------------------------------------------------------------
     4th Quarter                      247,178             152,776                       61.8                         49.3
     -----------------------------------------------------------------------------------------------------------------------
     Total                            797,237             533,861
     -----------------------------------------------------------------------------------------------------------------------

2.   Net Sales Breakdown by Product Segment

     -----------------------------------------------------------------------------------------------------------------------
                                                                        2005                             2004
     -----------------------------------------------------------------------------------------------------------------------
     Segment                                                     4Q              YTD              4Q              YTD
                                                                 (%)             (%)             (%)              (%)
     -----------------------------------------------------------------------------------------------------------------------
     Consumer Electronics and Communication Products :
       -  Consumer Electronics and Communication Products
       -  Software Development Services                           16%             20%              28%             31%

                                                                   1%              1%               1%              1%
     -----------------------------------------------------------------------------------------------------------------------

     Telecom. Components Assembly                                 77%             72%              64%             59%

     -----------------------------------------------------------------------------------------------------------------------

     Parts & Components:
     -    LCD Panels                                               6%              7%               7%              9%
     -----------------------------------------------------------------------------------------------------------------------
                                                                 100%            100%             100%            100%
     -----------------------------------------------------------------------------------------------------------------------

3.   Key Highlight of Financial Position

     -----------------------------------------------------------------------------------------------------------------------
                                                                           As at December 31          As at December 31
                                                                                  2005                      2004
     -----------------------------------------------------------------------------------------------------------------------
     Cash on Hand                                                            $213.8 million            $160.6 million
     -----------------------------------------------------------------------------------------------------------------------
     Marketable Securities                                                   $13.3 million              $41.9 million
     -----------------------------------------------------------------------------------------------------------------------
     Cash/Current Liabilities                                                     1.30                      1.38
     -----------------------------------------------------------------------------------------------------------------------
     Current Ratio                                                                2.42                      2.87
     -----------------------------------------------------------------------------------------------------------------------
     Total Assets/Total Liabilities                                               3.10                      3.79
     -----------------------------------------------------------------------------------------------------------------------
     Return on Equity                                                            16.7%                      25.6%
     -----------------------------------------------------------------------------------------------------------------------
     Total Liabilities/Equity                                                     0.54                      0.40
     -----------------------------------------------------------------------------------------------------------------------
     Debtors Turnover                                                           58 days                    62 days
     -----------------------------------------------------------------------------------------------------------------------
     Inventory Turnover                                                         16 days                    18 days
     -----------------------------------------------------------------------------------------------------------------------
     Average Payable Period                                                     63 days                    72 days
     -----------------------------------------------------------------------------------------------------------------------

With $40.4 million of record-high net cash provided by operating activities in the fourth quarter of 2005, the Company continues to maintain a strong financial position even after the payment of $14.3 million in dividends for the third quarter of 2005 during the fourth quarter of 2005. Moreover, the Company's other financial ratios remain healthy.

Fourth Quarter Results Analyst Conference Call
----------------------------------------------

The Company will hold a conference call on Monday, February 13, 2006 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Shareholders, media, and interested investors may listen to the live conference call over the Internet by going to www.namtai.com and clicking on the conference call link or over the phone by dialing (612) 288-0329 just prior to its start time. Users will be asked to register with the conference call operator.

First Quarter Results Release Date
----------------------------------

The Company will be releasing its first quarter 2006 results on Monday, May 15, 2006.


About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth(TM) wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

Non-GAAP Information
--------------------

In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States ("US GAAP"), Nam Tai also discloses non-GAAP results of operations that exclude certain items. By disclosing this non-GAAP information, management intends to provide investors with additional information to further analyze the Company's performance, core results and underlying trends. Management utilizes a measure of net income and earnings per share on a non-GAAP basis that excludes certain income/charges to better assess operating performance. Earnings guidance is provided only on a non-GAAP basis due to the inherent difficulty in forecasting such income/charges. Consistent with industry practice, management has historically applied these non-GAAP measures when discussing earnings or earnings guidance and intends to continue doing so.

Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the company's performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the tables in the press release for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales, projected gross profit margin, projected operating income per share (diluted) and projected non-GAAP earnings per share (diluted) for the first quarter of 2006, plans relating to the expansion of the Company's business. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the first quarter of 2006, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of US Dollars except share data)

                                                                      Three months ended                   Twelve months ended
                                                                          December 31                          December 31
                                                                     2005             2004                 2005           2004
                                                                  Unaudited         Unaudited            Unaudited      Audited
-----------------------------------------------------------------------------------------------------------------------------------

Net sales - related parties                                    $          21     $       5,260         $     6,195    $     34,181
Net sales - third parties                                            247,157           147,516             791,042         499,680
                                                               --------------------------------------------------------------------
Total net sales                                                      247,178           152,776             797,237         533,861
Cost of sales                                                        221,835           133,390             704,314         457,385
                                                               --------------------------------------------------------------------

Gross profit                                                          25,343            19,386              92,923          76,476

Costs and expenses
     Selling, general and administrative expenses                      8,658             7,674              33,057          28,053
     Research and development expenses                                 2,153             1,432               7,210           5,045
                                                               --------------------------------------------------------------------
                                                                      10,811             9,106              40,267          33,098
                                                               --------------------------------------------------------------------
Operating income                                                      14,532            10,280              52,656          43,378

Other income (expenses) - net                                            517              (545)                454          17,283
Gain on partial disposal of subsidiaries                                   -             6,249              10,095          77,320
Gain on disposal of investment in an affiliated                            -                 -               3,631               -
     company
Impairment loss on marketable securities                                     -         (58,316)             (6,525)        (58,316)
Realized loss on marketable securities                                (2,265)                -              (3,686)              -
Interest income                                                        1,474               523               3,948           1,110
Interest expense                                                        (136)              (68)               (438)           (195)
                                                               --------------------------------------------------------------------
Income (loss) before income taxes and minority interests              14,122           (41,877)             60,135          80,580
Income taxes                                                            (140)              840                (651)           (879)
                                                               --------------------------------------------------------------------
Income (loss) before minority interests and equity in loss             13,982          (41,037)             59,484          79,701
  of an affiliated company
Minority interests                                                    (1,282)           (1,428)             (7,992)         (6,010)
                                                               --------------------------------------------------------------------
Income after minority interests                                       12,700           (42,465)             51,492          73,691
Equity in loss of an affiliated company                                    -                 -                (186)        (6,806)
                                                               --------------------------------------------------------------------
Net income (loss)                                              $      12,700     $     (42,465)        $    51,306    $     66,885
                                                               ====================================================================

Net income (loss) per share
     Basic                                                     $        0.29     $      (1.00)         $      1.19    $       1.57
                                                               ====================================================================
     Diluted                                                   $        0.29     $         N/A         $      1.19    $       1.57
                                                               ====================================================================

Weighted average number of shares ('000')
     Basic                                                            43,376            42,665              42,945          42,496
     Diluted                                                          43,532            42,733              43,169          42,548

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------------------
AS AT DECEMBER 31, 2005 AND DECEMBER 31, 2004
(In Thousands of US Dollars)
                                                                                            December 31,     December 31,
                                                                                                2005             2004
                                                                                             Unaudited          Audited
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                              $      213,843   $      160,649
   Marketable securities                                                                          13,330           41,906
   Accounts receivable, net                                                                      125,662           90,362
   Amount due from a related party                                                                     -               66
   Inventories                                                                                    31,744           23,096
   Prepaid expenses and other receivables                                                          1,490           12,087
   Income taxes recoverable                                                                        2,671            6,566
   Asset held for sale                                                                            10,912                -
                                                                                          -----------------------------------
          Total current assets                                                                   399,652          334,732

Investment in an affiliated company                                                                    -            3,049

Property, plant and equipment, at cost                                                           174,083          158,147
Less: accumulated depreciation and amortization                                                  (72,342)         (60,706)
                                                                                          -----------------------------------
                                                                                                 100,741           97,441
Deposits for property, plant and equipment                                                         1,250            7,701
Intangible assets                                                                                 17,068           16,290
Other assets                                                                                       1,300            1,260
                                                                                          -----------------------------------
          Total assets                                                                    $      520,011   $      460,473
                                                                                          ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                          $        4,813   $        2,080
   Short term bank loans                                                                           2,275                -
   Long term bank loans - current portion                                                          2,312            2,875
   Accounts payable                                                                              121,608           89,570
   Accrued expenses and other payables                                                            19,447           16,661
   Dividend payable                                                                               14,357            5,120
   Income taxes payable                                                                              166              183
                                                                                          -----------------------------------
          Total current liabilities                                                              164,978          116,489

Long-term bank loans - non-current portion                                                         2,850            5,163
                                                                                          -----------------------------------
          Total liabilities                                                                      167,828          121,652

Minority interests                                                                                41,792           33,768

Shareholders' equity:
   Common shares                                                                                     435              426
   Additional paid-in capital                                                                    258,167          241,756
   Retained earnings                                                                              50,771           56,324
   Accumulated other comprehensive income (Note 1)                                                 1,018            6,547
                                                                                          -----------------------------------
          Total shareholders' equity                                                             310,391          305,053
                                                                                          -----------------------------------
          Total liabilities and shareholders' equity                                      $      520,011   $      460,473
                                                                                          ===================================

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------------------
 FOR THE PERIODS ENDED DECEMBER 31, 2005 AND 2004
 (In Thousands of US Dollars)
                                                                     Three months ended                Twelve months ended
                                                                         December 31                       December 31
                                                                     2005           2004               2005           2004
                                                                  Unaudited      Unaudited          Unaudited       Audited
--------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                     $     12,700   $    (42,465)      $     51,306   $     66,885
 Adjustments  to reconcile  net income to net cash  provided by operating activities:
   Depreciation and amortization of property, plant and                4,341          3,737             16,824         13,924
   equipment
   Amortization and impairment loss of intangible assets                   -             22                459             92
   Net loss (gain) on disposal of property, plant and equipment           87            376               (563)           347
   Gain on disposal of other asset                                         -            (19)                 -            (19)
   Gain on partial disposal of subsidiaries                                -         (6,249)           (10,095)       (77,320)
   Loss on disposal of long term investment                                -              -                  -             67
   Gain on disposal of investment in an affiliated company                 -              -             (3,631)             -
   Impairment loss on marketable securities                                -         58,316              6,525         58,316
   Realized loss on marketable securities                              2,265              -              3,686              -
   Equity in loss of an affiliated company                                 -              -                186          6,806
   Exchange differences                                                  (81)             -                206              -
   Dividend income                                                         -              -                  -        (15,913)
   Minority interests                                                  1,282          1,428              7,992          6,010
   Deferred income taxes                                                   -            (78)                 -            (78)
 Changes in current assets and liabilities:
   Increase in accounts receivable                                    (5,978)       (16,531)           (35,300)       (28,272)
   (Increase) Decrease in amount due from a related party                  -            (66)                66          2,641
   Decrease (Increase) in inventories                                  3,292          5,153             (8,648)         3,936
   Decrease  in prepaid expenses and other receivables                   129            578                377          2,654
   Decrease (Increase) in income taxes recoverable                     6,270            210              3,895         (1,644)
   Increase (Decrease) in notes payable                                1,120         (1,658)             2,733            201
   Increase in accounts payable                                       15,059         33,044             32,038         33,896
   (Decrease) Increase in accrued expenses and other payables            (74)         1,963              2,786          3,028
   Decrease in amount due to a related party                               -           (288)                 -              -
   Decrease in income taxes payable                                      (40)        (1,011)               (17)          (347)
                                                                ----------------------------------------------------------------
         Total adjustments                                            27,672         78,927             19,519          8,325
                                                                ----------------------------------------------------------------
 Net cash provided by operating activities                      $     40,372   $     36,462       $     70,825   $     75,210
                                                                ----------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of marketable securities                         $          -   $          -       $          -   $    (25,084)
   Purchase of property, plant and equipment                          (8,659)       (14,396)           (32,166)       (38,611)
   Deposit for purchase of property, plant & equipment                  (107)         2,736              6,451         (4,374)
   Increase in other assets                                              (40)           (37)               (40)           (37)
   Proceeds from disposal of investment in other assets                    -            231                  -            231
   Proceeds from disposal of property, plant and equipment                 8          1,498              1,788          4,546
   Proceeds from disposal of long term investment                          -            385                  -          5,609
   Proceeds from disposal of marketable securities                     3,416              -             10,995              -
   Proceeds from disposal of affiliated company                            -              -              6,494              -
   Proceeds from partial disposal of subsidiaries                          -          2,682             25,218         95,449
                                                                ----------------------------------------------------------------
 Net cash (used in) provided by  investing activities           $     (5,382)  $     (6,901)      $     18,740   $     37,729
                                                                ----------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                         $    (14,297)   $     (5,120)      $    (51,984)  $    (19,414)
   Repayment of bank loans                                           (3,118)           (606)            (5,375)        (5,375)
   Proceeds from bank loans                                           2,274           1,800              4,774         10,600
   Proceeds from shares issued on exercise of options                 3,492               -             16,420             72
                                                               -----------------------------------------------------------------
 Net cash used in financing activities                         $    (11,649)   $     (3,926)      $    (36,165)  $    (14,117)
                                                               -----------------------------------------------------------------
 Net increase in cash and cash equivalents                           23,341          25,635             53,400         98,822
 Cash and cash equivalents at beginning of period                   190,421         135,014            160,649         61,827
 Effect of exchange rate changes on cash and cash equivalents            81               -               (206)             -
                                                               -----------------------------------------------------------------
 Cash and cash equivalents at end of period                    $    213,843    $    160,649       $    213,843   $    160,649
                                                               =================================================================

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized loss on marketable securities. The comprehensive income of the Company was $45,777 (including an unrealized loss on marketable securities of $5,602 in relation to TCL Corp. and foreign currency translation adjustments of $73) and $73,434 for the twelve months ended December 31, 2005 and December 31, 2004, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels ("LCDP") segment.

                                          Three months ended                Twelve months ended
                                              December 31                       December 31
                                         2005            2004               2005            2004
                                       Unaudited      Unaudited          Unaudited        Audited
------------------------------------------------------------------------------------------------------
NET SALES:
   - CECP                            $     40,731   $     43,536       $    169,056    $    168,456
   - TCA                                  192,497         98,019            570,069         316,695
   - LCDP                                  13,950         11,221             58,112          48,710
                                     -----------------------------------------------------------------

         Total net sales             $    247,178   $    152,776       $    797,237    $    533,861
                                     =================================================================

NET INCOME (LOSS):
   - CECP                            $      2,455   $      4,806       $     16,830    $     20,503
   - TCA                                   10,871          5,847             32,401          21,631
   - LCDP                                     428           (357)             3,224           2,098
   - Corporate                             (1,054)       (52,761)            (1,149)         22,653
                                     -----------------------------------------------------------------

         Total net income (loss)     $     12,700   $    (42,465)      $     51,306    $     66,885
                                     =================================================================


                                                                         Dec. 31,          Dec. 31,
                                                                          2005               2004
                                                                        Unaudited           Audited
------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CECP                                                              $    148,173   $     138,691
   - TCA                                                                    170,624         127,261
   - LCDP                                                                    57,736          51,336
   - Corporate                                                              143,478         143,185
                                                                       -------------------------------
         Total assets                                                  $    520,011   $     460,473
                                                                       ===============================

3. The following is a summary of the net sales, net income and long-lived assets by geographical area. Geographical area is determined by the place of delivery, as requested by the customer, and does not necessarily represent the geographical location of our customers, or the ultimate destination of products :

                                                                Three months ended                  Twelve months ended
                                                                   December 31                          December 31
                                                               2005            2004                2005            2004
                                                            Unaudited       Unaudited            Unaudited       Audited
-----------------------------------------------------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong and Macao
         Unaffiliated customers                           $     13,950    $     11,221         $     58,112   $     48,710
         Inter-companies sales                                     148             113                  670            563

   - PRC, excluding Hong Kong and Macao
         Unaffiliated customers                                233,207         136,295              732,930        450,970
         Related party                                              21           5,260                6,195         34,181
         Inter-companies sales                                       -               -                    -          4,393

   - Inter-companies eliminations                                 (148)           (113)                (670)        (4,956)
                                                          -------------------------------------------------------------------

         Total net sales                                  $    247,178    $    152,776         $    797,237   $    533,861
                                                          ===================================================================

NET INCOME (LOSS) WITHIN:

   - PRC, excluding Hong Kong and Macao                   $      7,541    $      4,999         $     31,354   $     30,981
   - Macao                                                      10,623           5,621               32,285         16,240
   - Hong Kong                                                  (5,464)        (53,085)             (12,333)        19,664
                                                          -------------------------------------------------------------------

         Total net income (loss)                          $     12,700    $    (42,465)        $     51,306   $     66,885
                                                          ===================================================================


                                                                         Dec. 31,          Dec. 31,
                                                                          2005               2004
                                                                        Unaudited           Audited
------------------------------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN:
   - PRC, excluding Hong Kong and Macao                                   $     100,372   $      84,453
   - Macao                                                                           88             134
   - Hong Kong                                                                      281          12,854
                                                                          -------------------------------

         Total long-lived assets                                          $     100,741   $      97,441
                                                                          ===============================